TPG Pace Tech Opportunities Corp.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

August 19, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	TPG Pace Tech Opportunities Corp.
Registration Statement on Form S-4, as amended
Filed March 19, 2021
File No. 333-254485

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TPG Pace Tech Opportunities Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 EST on August 19, 2021, or as soon as thereafter practicable.

Very truly yours,

TPG Pace Tech Opportunities Corp.

/s/ Eduardo Tamraz
Eduardo Tamraz
Executive Vice President of Corporate Development, Secretary

cc:	Keith Fullenweider, Vinson & Elkins L.L.P.
Sarah K. Morgan, Vinson & Elkins L.L.P.
John M. Mutkoski, Goodwin Procter LLP
Jocelyn M. Arel, Goodwin Procter LLP